October 20, 2006

Mr. Barry Raeburn
Agent for service for
Harbin Electric, Inc.
2 Penn Center, Suite 1306
Philadelphia, Pennsylvania 19102

> **Re: Harbin Electric, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed October 4, 2006**
> **File No. 333-131032**

Dear Mr. Raeburn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selected Financial Data, page 31

1. Revise to provide the statement of operation data for the <u>six</u> months periods ended June 30, 2006 and June 30, 2005 or tell us why your current presentation is appropriate.

2. Your "translation gain" for the three month periods ended June 30, 2006 does not agree to your statement of operations. Revise as necessary.

Liquidity and Capital Resources, page 35

3. Please revise your disclosure to address any terms of the transactions referenced under the heading Recent Developments on page 3 that are reasonably likely to have a material impact on your short-term or long-term liquidity. We note, for

example, your expenditures contemplated by the Land Use Lease referenced on page 30 and the debt covenants referenced on page 5.

Legal Proceedings, page 39

4.   Please revise your disclosure to clarify the "related relief" sought by Leong Sing Lye. If known, please quantify any monetary damages sought.

Note 16. Subsequent Events, page F-31

5.   The joint research and development agreement and the land use lease are significant subsequent events. Revise the notes to the interim financial statements to make full disclosure about these agreements or tell us why such disclosure is not necessary. Make comprehensive disclosure about your cash obligations under the arrangements, including disclosure about the contractual timing of required payments. Also make disclosure about other significant performance obligations. For instance, the land use agreement appears to require that you incur costs for site improvement.

6.   Please refer to prior comment 3 and your supplemental response dated October 5, 2006. We have the following additional comments:

-   Please revise the filing to clearly disclose <u>all</u> the material terms of the note and warrants. Likewise, please <u>clearly</u> describe the material terms of the registration rights agreements, including <u>all</u> the conditions under which you would be required to pay damages.
-   Revise your footnote to disclosure how you accounted for the issuance of the note, warrants and related registration rights agreement.
-   Tell us and disclose how you are amortizing the discount related to the debt. Given that you are required to make monthly interest payments, it appears that you should use the effective-interest method to amortize any discount.
-   Disclose the maximum payable under your registration rights agreements.
-   We note you determined that the warrants should be classified as a liability. Please revise to disclose the methodology and significant assumptions used to value the warrants and how they will be recorded in the future.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Robert Smith, Esq. – Reed Smith LLP